Mark C Amorosimark.amorosi@klgates.comT +1 202 778 9351 F +1 202 778 9100 Mark C Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

April 8, 2020

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post‑Effective Amendment No. 144 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided orally on March 23, 2020, concerning Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on February 7, 2020, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments
a.	Comment: Please be sure to update any new Portfolio names on EDGAR.

Response:  The Trust confirms that it will update the Portfolios’ names on EDGAR.

b.

Comment:  We note that significant market events have occurred as a result of the COVID-19 pandemic since this filing was submitted.  Please consider whether the Portfolio’s disclosure, including the risk disclosure, should be revised, based on how these events are affecting the bond market.  If the Portfolio believes no additional disclosure is warranted, please explain supplementally why not.

Response:  The Trust has revised the disclosure in “Recent Market Conditions Risk” to discuss the impact of the COVID-19 pandemic, including that its impacts have caused significant volatility and declines in the global financial markets, and that the prices and liquidity of the securities in which the Portfolios invest could be further adversely impacted, which in turn could negatively impact a Portfolio’s performance and cause losses on an investment in the Portfolio.

The Trust has also revised the “Redemption Risk” risk factor in the summary and statutory prospectuses by adding the following language: “In addition, significant securities market disruptions related to outbreaks of the coronavirus disease (COVID-19) have led to dislocation in the market for a variety of fixed income securities (including, without limitation, commercial paper, corporate debt securities, certificates of deposit, asset-backed debt securities and municipal obligations), which has decreased liquidity and sharply reduced returns.”

c.

Comment:  For Portfolios that include “Geographic Concentration Risk” as a principal investment risk, please disclose in the Portfolio’s “Principal Investment Strategies” discussion where the Portfolio intends to invest, and tailor the disclosure to the geographic region in which the Portfolio will be focused.

Response:  The Portfolios that include “Geographic Concentration Risk” as a principal investment risk (EQ/MFS Mid Cap Focused Growth Portfolio, EQ/Wellington Energy Portfolio, and EQ/MFS Technology II Portfolio) have investment policies providing broad flexibility to invest a portion of their assets in foreign securities.  However, none of these Portfolios has an investment policy requiring them to focus those investments in one or more specific non-US regions as contemplated by the staff’s comment.  For these Portfolios, geographic allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, each such Portfolio’s investments in a particular region will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such region. Therefore, with respect to each such Portfolio, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate with respect to investments in foreign securities, and that no additional disclosure in the principal strategy section is necessary.  The Trust also notes that disclosure regarding the risks associated with investments in specific geographic regions is included in the Portfolios’ SAI.

d.

Comment:  For Portfolios that include “Sector Risk” as a principal investment risk, please disclose in the Portfolio’s “Principal Investment Strategies” discussion the sectors in which the Portfolio intends to invest and tailor the risk disclosure to the sectors in which the Portfolio will be focused.

Response:  Each Portfolio that has a principal investment strategy to focus its investments in a particular industry or group of industries describes the particular industry or group of industries in its summary prospectus and discloses the principal risks associated with investments in the particular industry or group of industries. Each such Portfolio also includes general “Sector Risk” as a principal risk. Each Portfolio that does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular industry or sector, but that, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market, includes general “Sector Risk” disclosure that is introduced by a statement to that effect. For each such Portfolio, industry and sector allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, each such Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, with respect to each such Portfolio, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Portfolio, and that no additional disclosure in the principal strategy section is necessary.

e.

Comment:  In the discussion of the recoupment provision and reference to the Portfolios’ expense ratios in the section “More Information on Fees and Expenses” on page 40, please revise to clarify that this expense ratio would be the expense ratio after the repayment is taken into account.  Further, the recoupment provision should be disclosed in the fee table footnote that describes the expense waiver in the applicable fee tables.

Response: The Trust has revised the discussion as follows: “The Adviser may be reimbursed the amount of any such payments or waivers in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and ~~the combination of~~ the Portfolio’s expense ratio, ~~and such reimbursements~~ after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.”  The Trust has also added the same disclosure to the footnote that describes the expense waiver in the applicable fee tables.

2.	Summary Prospectus - EQ/Global Equity Managed Volatility Portfolio
a.

Comment:  The second paragraph under the “Principal Investment Strategy” section states that the portfolio invests primarily in equity securities of U.S. and foreign companies, including emerging market equity securities. Because the Portfolio has “global” in its name, please expressly describe how the Portfolio will invest its assets in investments that are tied economically to a number of different countries around the world.

Response:  The Trust respectfully submits that its current disclosure describes how it will invest its assets in investments that are tied economically to a number of different countries around the world. The Trust notes that Rule 35d-1 under the 1940 Act does not apply to the term “global.” The adopting release for Rule 35d-1 (Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Names Rule Adopting Release”)) states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Names Rule Adopting Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the staff has indicated that it would expect that funds using “global” in their names “will invest [their] assets in investments that are tied economically to a number of countries throughout the world.”

The Trust notes that, in response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with “global” in their names, the ICI reported to its members in June 2012 that the staff believes that one way to satisfy the requirement that a “global” fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI notice, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

The principal investment strategy of the Portfolio states that the Active Allocated Portion will consist of approximately 30% of the Portfolio’s net assets, and that it will invest primarily in equity securities of U.S. and non-U.S. companies. The strategy also states that the Index Allocated Portion will consist of approximately 70% of the Portfolio’s net assets and will be allocated approximately 30-50% in each of the S&P 500 and MSCI EAFE, and 10-30% in the MSCI EM. Please also note that the Portfolio’s most recent annual report shows that approximately 50.9% of total net assets was invested in over 30 countries outside the United States, and that the remainder was invested in the United States. The Trust believes that the Portfolio’s investment strategy and related disclosure is consistent with the staff’s guidance on use of the term “global” in fund names.

b.

Comment:  The third paragraph under the “Principal Investment Strategy” section includes references to “emerging market or developing country.”  Please explain what a developing market is and how it is different, if at all, from an emerging market.

Response:  The Trust has deleted the references to “developing country” and retained the references to emerging market.

c.	Comment: Please clarify in the disclosure whether the managed volatility strategy is applied only to the active allocated portion or to the entire Portfolio.

Response:  The discussion of the managed volatility strategy in the prospectus refers consistently to the Portfolio as a whole.  The Trust believes that no further revisions are necessary.

d.

Comment:  In the “Principal Risks” section, in light of significant investments of the MSCI Emerging Markets Index, please add China Risk or explain why it is not a principal risk of the Portfolio; this would apply to all Portfolios with Emerging Markets Risk disclosure.

Response:  The Trust has reviewed these Portfolios’ investments and has determined that the current emerging markets risk disclosure is appropriate.  The Trust has included additional information about the risks of investing in China specifically in the Statement of Additional Information.

e.

Comment:  The principal risk section includes general “Derivatives Risk” and specific “Futures Contract Risk” risk factors, but the Portfolio’s principal investment strategy states that the Portfolio may also use options and enter into swap agreements.  Please consider the SEC staff guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure, and ensure the disclosure is not generic and fully describes how the Portfolio will use derivatives and the risks associated with the use of derivatives.

Response:  The principal risks of options and swaps are described in the “Derivatives Risk” risk factor and additional information about these instruments is provided in the statutory prospectus.  The Trust believes that these disclosures are consistent with the views set forth in the Barry Miller Letter.

f.

Comment:  In the Average Annual Total Returns table, please explain why the parenthetical after the MSCI AC World (Net) Index does not include a reference to taxes when explaining what is not included in the index.

Response:  Returns of the MSCI All Country World (Net) Index are presented net of withholding taxes on income generated in each country in the Index.

3.	Summary Prospectus - EQ/Invesco Global Portfolio
a.

Comment:  The Fee Table states that the “Other Expenses” for Class K are estimated.  Please explain supplementally why the expenses for this class are estimated to be materially different from those of the other share classes.  [Instruction 3(d)(ii) to Item 3 of Form N-1A.]

Response:  As stated under “Risk/Return Bar Chart and Table,” Class K shares have not commenced operations as of the date of the prospectus.  Therefore, “Other Expenses” for Class K are based on estimated amounts for the current fiscal year.  Expenses for Class K are estimated to differ from those of the other share classes, Class IA and Class IB, only by the amount of the 12b-1 fee applicable to Class IA and Class IB (i.e., 0.25%).

b.

Comment:  Because the Portfolio has “global” in its name, please expressly describe how the Portfolio will invest its assets in investments that are tied economically to a number of different countries around the world. Please note that stating that Portfolio will invest in at least three countries is not compelling.

Response:  Please see the response to Comment 2.a. above.  The Portfolio’s prospectus states that, under normal circumstances, the Portfolio invests primarily in equity securities of U.S. and foreign companies, that the Portfolio can invest without limit in foreign securities, that the Portfolio normally will invest a significant portion of its assets in foreign securities, and that the Portfolio expects to invest in companies tied economically to a number of different countries and normally invests in companies in at least three countries (one of which may be the United States).  Please also note that the Portfolio of Investments in the Portfolio’s most recent annual report shows that, of investments in equity securities, which totaled 98% of the Portfolio, 49% was invested in the United States and the other 49% was invested in more than 10 other countries.  The Trust believes that the Portfolio’s investment strategy and related disclosure is consistent with the staff’s guidance on use of the term “global” in fund names.

c.

Comment:  In the Average Annual Total Returns table, please explain why the parenthetical after the MSCI AC World (Net) Index does not include a reference to taxes when explaining what’s not included in the index.

Response:  Please see response to comment 2.f.

4.	Summary Prospectus - EQ/Large Cap Growth Index Portfolio
a.

Comment:  Please disclose in both the Item 4 and Item 9 disclosures that if the index concentrates in the securities of a particular industry or group of industries, the Portfolio will concentrate its investments in the same industry or group.  Please disclose whether the index is currently concentrated, and if so, disclose the particular industry or group of industries in which the index is concentrated.  Please also provide a Concentration Risk factor.

Response:  The Trust will include the requested disclosure in the Item 4 and Item 9 disclosure for the Portfolio.  In addition, the Portfolio will include risk disclosure as follows: “To the extent that the securities of a limited number of companies represent a significant percentage of the relevant index, the Portfolio may be subject to more risk because changes in the value of a single security may have a more significant effect, either positive or negative, on the Portfolio’s net asset value. The Portfolio may experience greater performance volatility than a portfolio that seeks to track the performance of an index that is more broadly diversified.”

5.	Summary Prospectus - EQ/Mid Cap Focused Growth Portfolio
a.	Comment: In the Fee Table, please remove the first footnote if this Portfolio has been in operation for more than a year.

Response:  The Trust has moved the asterisk and first footnote, which indicates that other expenses are based on estimated amounts for the current fiscal year, to the column for Class K only, because Class K will not have commenced operations as of the expected date of the prospectus (May 1, 2020).

b.

Comment:  The principal risks include “Information Technology Sector Risk”; please add a corresponding principal strategy if the Portfolio will make these investments as a principal strategy, or otherwise please remove these risk disclosures if they do not correspond to a principal strategy of the Portfolio.

Response:  The Trust has revised the Portfolio’s principal investment strategy to include the following disclosure:

The Sub-Adviser generally invests the Portfolio’s assets in approximately 35 to 65 companies and may invest a significant percentage of the Portfolio’s assets in a single issuer or a small number of issuers. The Sub-Adviser normally invests the Portfolio’s assets across different industries and sectors, but the Sub-Adviser may invest a significant percentage of the Portfolio’s assets in issuers in a single or small number of industries or sectors, such as the information technology sector. The Sub-Adviser may invest the Portfolio’s assets in foreign securities.

c.	Comment: “New Portfolio Risk” appears in the “Principal Risks” section of this Portfolio. Please consider whether this risk disclosure is applicable to this Portfolio or whether it should be removed.

Response:  The Trust has deleted this risk factor.

d.

Comment:  For the “Real Estate Investing Risk” risk factor, please disclose any principal risks and related strategies of investment in subprime mortgages.  If applicable, please also disclose that liquidity of those securities may change dramatically over time.

Response:  As the Portfolio does not invest in subprime mortgages as a principal investment strategy, the reference to subprime mortgages has been deleted from the summary risk factor.

6.	Summary Prospectus - EQ/MFS Technology II Portfolio
a.	Comment: In the Fee Table, please remove the first footnote if this Portfolio has been in operation for more than a year.

Response:  The Trust has moved the asterisk and first footnote, which indicates that other expenses are based on estimated amounts for the current fiscal year, to the column for Class K only, because Class K will not have commenced operations as of the expected date of the prospectus (May 1, 2020).

b.	Comment: Please provide a separate risk factor that addresses non-diversification risk. See the “Non-Diversification Risk” risk factor that is included for the EQ/Large Cap Growth Index Portfolio.

Response:  The summary prospectus for the Portfolio currently includes a risk factor, “Focused Portfolio Risk,” that addresses non-diversification risk.  The Trust will replace the “Focused Portfolio Risk” risk factor with the following:

Non-Diversified Portfolio Risk: The Portfolio may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Portfolio’s performance may be more vulnerable to changes in market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

The risk factor in the statutory prospectus will also be modified accordingly.

c.

Comment:  The section “More information on strategies, risks, benchmarks and underlying ETFs - Concentration Policies” states that this Portfolio will concentrate its investments in securities of science and technology companies or companies that benefit from the application of science and/or technology.  Please reconcile this concentration policy with the Portfolio’s principal investment strategy, which does not discuss science companies.

Response:  The Trust will modify the prospectus disclosure to provide that  that “[t]he Sub-Adviser considers an issuer to be principally engaged in offering, using or developing products, processes, or services that will provide or will benefit significantly from technological and scientific advances and improvements if at least 50% of any issuer’s assets, income, sales, or profits are committed to, or derived from, such activities, or a third party has given the issuer an industry or sector classification consistent with such activities. These issuers are in such fields as computer systems and software, networking and telecommunications, internet, business services, ~~and~~ electronics, and healthcare.”

d.

Comment:  The section “Principal Investment Strategy” discusses “companies that benefit from technological advancements and improvements”.  Please identify industry sectors whose companies would not qualify under this language.

Response:  The current disclosure lists examples of industries that are included in the Portfolio’s investment policy.  The Trust is not aware of any requirement to provide examples of industries or sectors in which the Portfolio will not invest, and does not believe that this is a common disclosure practice in the industry.

e.	Comment: Please remove the “Cash Management Risk” risk factor, or add principal investment strategy disclosure regarding investments in derivatives, including futures contracts.

Response:  The Trust will remove this risk factor.

f.	Comment: “New Portfolio Risk” appears in the “Principal Risks” section of this Portfolio. Please consider whether this risk disclosure is applicable to this Portfolio or whether it should be removed.

Response:  The Portfolio commenced operations in October 2018 and therefore has less than three years of operations and still has a relatively small asset base; accordingly, the Trust has retained “New Portfolio Risk” in the “Principal Risks” section for this Portfolio.

7.	Summary Prospectus - EQ/Wellington Energy Portfolio
a.	Comment: In the Fee Table, please remove the first footnote if this Portfolio has been in operation for more than a year.

Response:  The Trust has moved the asterisk and first footnote, which indicates that other expenses are based on estimated amounts for the current fiscal year, to the column for Class K only, because Class K will not have commenced operations as of the expected date of the prospectus (May 1, 2020).

b.

Comment:  In the section “Principal Investment Strategy”, the first sentence states that the Portfolio invests “in securities of companies within the energy sector, which includes all aspects of the energy industry….”  Please revise this description to define companies within the energy industry.  For example, the Portfolio could define such investments as securities of issuers that have at least 50% of their assets in the energy industry or that generate at least 50% of revenues or profits from products or services in the energy industry.  See the Names Rule Adopting Release, note 24.

Response:   The prospectus states that “… companies within the energy sector … may include, but are not limited to, oil companies, oil and gas drilling, equipment and services companies, oil and gas exploration and production companies, oil and gas storage and transportation companies, oil and gas pipeline companies, refining and marketing companies, energy conservation companies, coal transporters, utilities, alternative energy companies and innovative energy technology companies.”

The prospectus also states that “[t]he Portfolio also may invest in securities of companies that are not within the energy sector that are engaged in the development of products and services to enhance energy efficiency for the users of those products and services.” The Trust believes that this appropriately describes the criteria for determining that a company is in the energy sector and that no additional disclosure is required.

The Trust notes that neither Section 35(d) of the 1940 Act, Rule 35d-1 under the 1940 Act, the release adopting Rule 35d-1, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a fund to adopt, e.g., a “50% of its revenues or profits” test to determine whether a company is in a particular sector. The Trust also notes that the Staff’s reference to Note 24 of the adopting release addresses an SEC proposal to use a “50% of its revenues or profits” test to define companies tied to a particular country or geographic region, and was not proposed for industry testing purposes.  In addition, the Trust notes that this proposal was not adopted by the SEC, in favor of a more flexible approach allowing registrants to determine an appropriate set of criteria for such investments.  The Trust believes that the Portfolio’s investment eligibility criteria are consistent with the requirements, as well as the intent and purposes, of Rule 35d-1.

c.

Comment:  The end of the section “Principal Investment Strategies” mentions a concentration policy.  Please revise this to match the wording of the Portfolio’s concentration policy in the Statement of Additional Information (“SAI”).

Response:  The wording of the concentration policy in the “Principal Investment Strategies” matches the wording of the Portfolio’s concentration policy in the SAI.

8.	Statutory Prospectus
a.

Comment: In the section “More information on strategies, risks, benchmarks and underlying ETFs - Concentration Policies”, please also disclose the index concentration policy for Portfolios that may concentrate their investments to the same extent that an index is concentrated.

Response:  The Item 9 disclosure in the prospectus will be revised to disclose that a Portfolio that seeks to achieve a total return before expenses that approximates the total return performance of a particular index will generally be concentrated in an industry or group of industries to the extent the index concentrates in a particular industry or group of industries, and will identify the Portfolios to which this applies.

b.

Comment:  The section “More information on strategies, risks, benchmarks and underlying ETFs - 80% Policies” states that “a Portfolio takes into consideration the investment policies of Underlying ETFs at the time of investment in determining compliance with its 80% policy.” Please revise the disclosure to be clear that this is true with respect to all underlying funds investments and not just ETFs.

Response:  The Trust has revised the disclosure to state: ”As applicable, to the extent a Portfolio invests in securities of other investment companies or investment vehicles (such as exchange-traded funds), it takes into consideration the investment policies of such investment companies and investment vehicles at the time of investment in determining compliance with its 80% policy.”

c.

Comment:  Please clarify which risks apply to which Portfolios. Consider using a chart or table to indicate which risk applies to each Portfolio.  In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the SAI.

Response:  The Trust notes that, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary portion of the prospectuses. The “More information on strategies, risks, benchmarks and Underlying ETFs” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. In addition, this section includes a separate sub-section for principal investment risks, which provides additional information about the Portfolios’ principal risks identified in the summary prospectuses, and a separate subsection for “Additional Information about Risks,” which provides additional information that may be associated with the Portfolios’ principal risks but that may not be principal to a Portfolio’s investment strategies.

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b).

9.	SAI
a.

Comment: In the section “Trust Investment Policies - Fundamental Restrictions”, please disclose the index concentration policy for Portfolios that may concentrate their investments to the same extent that an index is concentrated.

Response:  The SAI provides that “a Portfolio that seeks to achieve a total return before expenses that approximates the total return performance of a particular index will generally be concentrated in an industry or group of industries to the extent the index concentrates in a particular industry or group of industries.”  The SAI will identify the Portfolios to which this applies.

b.

Comment:  In the table under the section “The Sub-Advisers” [on page 103], please show amounts for each unaffiliated sub-adviser. Please disclose all information required by Item 19(a)(3) of Form N-1A with respect to each sub-adviser, including the percentage of each sub-advisory fee rate and its basis, for example, as a percentage of total assets.  Please note that it is a staff position that this item requires this disclosure regardless of whether the fees are paid directly by the Portfolio or indirectly by way of the adviser.

Response:  The Trust respectfully submits that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A, which requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not the Portfolio, the Trust respectfully declines to make any changes in response to this comment.

c.

Comment:  In the first sentence of the “Concentration” section on page 9, please revise the language to more accurately state that concentration is more than 25% of total assets in the securities of issuers in a particular industry or group of industries.

Response:  The Trust has revised the language to state the following: “While the 1940 Act does not define what constitutes “concentration” in an industry, the SEC staff has taken the position that investment of 25% or more of a portfolio’s total assets in one or more issuers conducting their principal business activities in the same industry or group of industries constitutes concentration.”

d.

Comment:  In the last two sentences of the section “Trust Investment Policies - Notations Regarding the Portfolios’ Fundamental Restrictions - Concentration,” please revise the disclosure to clarify that the Portfolio will consider the investments of other investment companies and it will do so for all funds in which it invests and not just those that concentrate assets in one or more industries.

Response:  The Trust is not aware of a requirement to “look through” underlying investment companies in which the Portfolio invests for purposes of administering its concentration policy.  The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds.  The Trust respectfully submits that no revisions are required.

e.

Comment:  In the third paragraph of the section “Derivatives” on page 19, please revise the disclosure to clarify that any derivatives included in the 80% policy are valued for purposes of the policy on a marked to market basis and not based on notional value.

Response:  The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with a Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust, however, respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

f.

Comment:  Please provide the information required by Items 25(a)(3) and 25(b) of Form N-1A. If the response is that no such amounts are paid to the underwriter, then please explain supplementally how amounts are paid to selling firms if not through the underwriter.

Response:  The compensation received by the principal underwriter from the Portfolio is disclosed in the SAI in the section titled “The Distributor.”  The Trust does not pay the Distributor any underwriting commissions for the sale of fund shares, and therefore Item 25(a)(3) of Form N-1A is not applicable.  The Distributor does not receive any underwriting discounts and commissions, compensation on redemptions and repurchases, or brokerage commissions, as referenced in Item 25(b) of Form N-1A.  Disclosure describing “other compensation” as referenced in Item 25(b) appears in the section “The Distributor” in the SAI in tabular format.  The table shows the amounts paid by the Class IA and Class IB shares of the Portfolio for the Distributor pursuant to the Rule 12b-1 Distribution Plan for the fiscal year ended December 31, 2019. This information is responsive to both Item 19(g) and Item 25(b) of Form N-1A. However, in response to the staff’s comment, the Trust has added the following statement in the section entitled “The Distributor”: “The Distributor does not receive any underwriting discounts or commissions, compensation on redemptions and repurchases, or brokerage commissions from the Trust.”

g.	Comment: In Appendix B, with respect to new portfolio managers, please provide information as of the most recent practicable date for other accounts managed and ownership of fund shares.

Response:  The Trust will provide in its next post-effective amendment the information for other accounts managed and ownership of fund shares as of the most recent practicable date with respect to new portfolio managers.

*****

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C Amorosi

cc:William T. MacGregor, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

Maureen Kane, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com
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